UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39374

Inventiva S.A.
(Translation of registrant's name into English)

50 rue de Dijon
21121 Daix France
+33 3 80 44 75 00
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by reference

On September 21, 2022, the Registrant issued a press release (the “Press Release”) to announce that it had entered into a licensing and collaboration agreement with Chia Tai-Tianqing Pharmaceutical Group Co., Ltd. A copy of the Press Release is attached to this Report on Form 6-K (the “Report”) as exhibit 99.1.

On September 22, 2022, the Registrant issued the Interim Financial Report for the Six Months Ended June 30, 2022 (the “Interim Financial Report”). A copy of the Interim Financial Report is attached to this Report as exhibit 99.2.

On September 22, 2022, the Registrant also issued an earnings release (the “Earnings Release”). A copy of the Earnings Release is attached to this Report as exhibit 99.3.

Exhibit 99.2 to this Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-258369) of Inventiva S.A. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.1 and 99.3 to this Report are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Business Update Conference Call

As previously announced, a conference call will be held on September 22, 2022, at 8:00 am ET (2:00 pm CET). The conference call and the slides of the presentation will be webcast live at: https://edge.media-server.com/mmc/p/v5uzhkr8 and also available on Inventiva’s website in the “Investors” – “Financial results” section.

A replay of the conference call and the presentation will be available after the event at: http://inventivapharma.com/investors/financial-results-presentations/.

Cautionary note on forward-looking statements
This report on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 6-K are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including recruitment, screening and enrolment for those trials, including the LEGEND trial for the treatment of NAFLD, the NATiV3 Phase III clinical trial with lanifibranor in NASH, the investigator-initiated Phase II trial of lanifibranor in patients with NAFLD and T2D, and the expected Phase IIb clinical trial of cedirogant led by AbbVie, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor generally and in combination with empagliflozin, the design of trials and any potential amendments to trial design and the anticipated benefits related thereto, Inventiva’s agreement with Sino Biopharm, including expectations with respect to enrollment of patients in Greater China in the NATiV3 trial or an independent trial, pipeline and preclinical and clinical development plans, milestone payments, royalties and product sales, potential proceeds under the Company’s financing arrangements, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “plans”, “designed”, “hopefully”, “target”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines, and macroeconomic conditions, including global inflation and uncertain financial markets. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this Form 6-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022, and the “Risk Factors” section of the Annual Report on Form 20-F for the year ended December 31, 2021 and the financial report for the first half of 2022 as filed with the Securities and Exchange Commission for additional information in relation to such factors, risks and uncertainties.

All information in this Form 6-K is as of the date of the relevant document, unless otherwise specified. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release.

99.2	Interim Financial Report

99.3	Earnings Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: September 22, 2022	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer